

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 26, 2007

Mr. M. Michael Owens
Chief Financial Officer
United States Lime & Minerals, Inc.
5429 LBJ Freeway
Suite 230
Dallas, TX 75240

> **Re: United States Lime and Minerals, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **File No. 0-04197**

Dear Mr. Owens:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Business

Natural Gas Interests, page 6

1.   We note your disclosure of a measure described as "SEC PV-10", that appears to
        represent a non-GAAP measure. Please modify your disclosure to address the
        following:

        •   Clarify whether or not the information used to calculate this ratio is
            derived directly from data determined in accordance with FAS 69;

        •   If the ratio does not use data determined in accordance with FAS 69,
            please identify the source of the data;

        •   Indicate whether or not the ratio is a non-GAAP measure, as defined by
            Item10(e)(2) of Regulation S-K;

        •   If the ratio is a non-GAAP measure, supplementally explain why it is
            appropriate to disclose it in Commission filings based on the conditions
            identified in Item 10(e)(1)(ii) of Regulation S-K;

        •   If you determine that it is appropriate to disclose the non-GAAP measure
            in Commission filings, provide the disclosure required by Item 10(e)(1)(i)
            and Question 8 of the Frequently Asked Questions Regarding the Use of
            Non-GAAP Financial Measures, which can be located at
            http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm;

        •   Disclose how management uses this measure;

        •   Disclose the limitations of this measure; and,

        •   Indicate whether your measure is comparable to other like measures
            disclosed by other companies.

2.   If you determine the "SEC PV-10" measure is appropriate in filings made with
        the Commission, please modify the caption such that it does not include a
        reference to the SEC. Please contact us if you wish to discuss.

Financial Statements

Consolidated Balance Sheets, page 32

3.   Please provide separate disclosure if applicable, of the amount capitalized relating to proved and unproved gas properties. Please refer to paragraphs 11(a) and 59M of SFAS 19 for guidance.

Unaudited Oil and Natural Gas Reserves and Standardized Measure Information, page 53

4.   Please provide disclosure of the nature and amounts of costs incurred relating to your oil and gas activities. Please refer to paragraph 59P of SFAS 19 and paragraph 21 of SFAS 69.

Engineering Comments

General

5.   Please insert a small-scale map showing the location and access to each of your properties, as required by Instruction 3(b) to Item 102 of Regulation S-K. Note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Limestone Reserves, page 2

6.   It is our understanding that high quality and purity limestone is generally defined by the calcium carbonate ($CaCO_3$) content, as a percentage or another appropriate measurement. If this is applicable to your limestone properties reserves, please disclose the appropriate quality measurement. If not, disclose this fact and discuss some of the challenges presented to control plant feed quality, defining the impacts on your ore reserve estimates, mining & processing recoveries, and the processing operations, if any.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer at (202) 551-3718 if you have questions regarding engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief